UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July 2007
TOM Online Inc.
(Translation of registrant’s name into English)
8th Floor, Tower W3, Oriental Plaza
No. 1 Dong Chang An Avenue
Beijing, China 100738
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Item 16. EXHIBITS LIST
SIGNATURE
Exhibit 1.1
Exhibit 1.2
Exhibit 1.3
Exhibit 1.4
Exhibit 1.5
Exhibit 1.6

This Form 6-K includes a supplement dated July 10, 2007 (the “Supplement”) that amends and supplements the Scheme Document dated April 30, 2007, as well as the proxies that were distributed to Scheme Shareholders and ADS Holders to vote on the adjourned Court Meetings and Extraordinary General Meeting and the ADS Voting Instruction Card mailed to ADS Holders. The Company and TOM Group Limited filed such materials as part of Amendment No. 6 to Schedule 13E-3, filed with the SEC on July 10, 2007.
This Form 6-K also includes a notice of the Company’s Board announcing a Board meeting to be held July 23, 2007 to consider and approve, among other things, half-year results of the Company and its subsidiaries for the six months ended June 30, 2007.
EXHIBITS

Exhibit Number	Description	Page
1.1	Press release issued jointly by TOM Group Limited and TOM Online Inc on July 10, 2007

1.2	Supplement to the Scheme Document dated July 10, 2007

1.3	New Form of Instruction Card for holders of ADSs of Tom Online Inc.

1.4	New Form of Proxy of the adjourned Court Meeting for Scheme Shareholders Of Tom Online Inc

1.5	New Form of Proxy of the adjourned Extraordinary General Meeting for Scheme Shareholders Of Tom Online

1.6	Notice of the Board of Directors of TOM Online Inc. on the Board meeting to be held on July 23, 2007

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: July 10, 2007	By:	/s/ Peter Schloss

	Name:	Peter Schloss
	Title:	Chief Legal Officer